SEC
Mail Proce... Section
MAR 16 2020
Washington DC
413

20012997

...ES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BDA Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 2901
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Pullano, CFO — (212) 265-5300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei Wei & Co. LLP
(Name - if individual, state last, first, middle name)

133-10 39th Ave.	Flushing	New York	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William R. Pullano, FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BDA Advisors Inc., (Company), as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William R. Pullano, FINOP

Sworn and subscribed to before me this 27 day of Feb, 2020

Notary Public

LESLIE ALWADISH
Notary Public, State of New York
No. 01AL4852847
Qualified in New York County
Commission Expires Feb. 10, 2022
New York, NY

This report contains (check all applicable boxes):

(x)	(a)	Facing page.	
(x)		Report of Independent Registered Public Accounting Firm.	1-2
(x)	(b)	Balance Sheet.	3
(x)	(c)	Statement of Operations.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Shareholder's Equity.	6
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable)	
(x)		Notes to Financial Statements.	7-11
(x)	(g)	Computation of Net Capital	12
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
(x)		Report of Independent Registered Public Accounting Firm on applying Agreed-Upon Procedures.	13-14
(x)	(m)	A copy of the SIPC Supplemental Report.	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (not applicable)	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	15
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.	

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of BDA Advisors Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BDA Advisors Inc. as of December 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BDA Advisors Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basic for Opinion

These financial statements are the responsibility of BDA Advisors Inc.'s management. Our responsibility is to express an opinion on BDA Advisors Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BDA Advisors Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WEI WEI & CO., LLP

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BDA Advisors Inc.'s financial statements. The supplemental information is the responsibility of BDA Advisors Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wei Wei & Co. LLP

We have served as BDA Advisors Inc.'s auditor since 2015.
Flushing, NY
February 27, 2020

BDA ADVISORS INC.
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

Cash	$	334,555
Prepaid income taxes		15,305
Total Assets	$	349,860

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	15,112
Total Liabilities		15,112
Contingencies		-
Common stock, no par value		60,000
Retained earnings		274,748
Total Shareholder's Equity		334,748
Total Liabilities and Shareholder's Equity	$	349,860

See accompanying notes to the financial statements.

BDA ADVISORS INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue	
Profit sharing from parent company	$ 813,915
Client fees	420,000
Total Revenue	1,233,915
Expenses	
Salaries & benefits	1,099,160
Rent	84,000
Professional & consulting fees	29,950
Office expenses	4,402
Regulatory fees	6,321
Total Expenses	1,223,833
Income before income taxes	10,082
Income taxes	3,726
Net Income	$ 6,356

See accompanying notes to the financial statements.

BDA ADVISORS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:		
Net Income	$	6,356
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivables		200,000
(Increase) in prepaid taxes		(15,305)
(Decrease) in accounts payable and accrued expenses		(23,943)
Net Cash Provided by Operating Activities		167,108
Net Increase in Cash		167,108
Cash at beginning of the year		167,447
Cash at end of the year	$	334,555
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	38,648
Cash paid for interest	$	-

See accompanying notes to the financial statements.

BDA ADVISORS INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balance, January 1, 2019	$ 60,000	$ 268,392	$ 328,392
Net Income	-	6,356	6,356
Balance, December 31, 2019	$ 60,000	$ 274,748	$ 334,748

See accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

BDA Advisors Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has 200 shares authorized and 20 shares issued and outstanding.

The Company is engaged in mergers and acquisitions ("M&A") advisory services, and is licensed to do private placements. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting.

Revenue Recognition

On January 1, 2019, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers" and all subsequent amendments to the ASU (collectively, Accounting Standards Codification ("ASC") 606), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. ASC 606 instructs entities to recognize revenue for the transfer of goods or services in an amount that reflects the consideration which the entity expects it is entitled to receive from customers in exchange for those goods or services. A customer is defined as a party that has contracted with an entity to obtain goods or services in the ordinary course of business in exchange for consideration. The following steps should be applied:

1) Identify the contract(s) with a customer
2) Identify the performance obligation(s) in the contract
3) Determine the transaction price
4) Allocate the transaction price to the performance obligation(s) in the contract
5) Recognize revenue when (or as) the entity satisfies a performance obligation

The Company's revenues from contracts with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

The adoption of ASC 606 did not have a material effect on the Company's revenue recognition.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2019, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Receivables

Receivables are stated at cost, net of allowance for doubtful accounts if required. The Company reviews the accounts receivable periodically to assess collectability of the outstanding balances. The Company records an allowance for doubtful accounts when a client fails to make required payments and there is doubt about the collectability of individual balances. As of December 31, 2019, there was no accounts receivables or bad debt allowance.

3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $319,443, which was $314,443 in excess of its required minimum capital requirement.

4. INCOME TAXES

The Company is a C corporation and files federal Form 1120 U.S. Corporation Income Tax Return, NYS CT-4 General Business Corporation Franchise Tax Return, and New York City Corporation Tax Return. The Company recorded Federal, NYS and NYC income tax expense of $3,726 in 2019. The tax expense rate is higher than normal, because the tax calculation is based on the alternative method for NYS and NYC purposes.

4 INCOME TAXES (CONTINUED)

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Currently, the 2016, 2017, and 2018 tax years are open and subject to examination by the taxing authorities. The Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

5. RELATED PARY TRANSACTIONS

Expense Sharing Agreement

The Company extended its expense agreement as of December 1, 2019 with BDA Partners Inc. ("Affiliate"). Affiliate will continue to pay for the following expenses (salaries, benefits, IT, information and telecom, equipment, office supplies, travel and entertainment, furnishings, leasehold improvements, postage and delivery) on behalf of the Company. The value of these expenses cannot be easily determined.

The expense agreement is continuous until amended in writing by either party at their sole discretion.

The expenses paid by the Affiliate will be billed directly to the Affiliate by the vendor or other party and any contracts or leases will be between the Affiliate and the vendor or other party. The Company has no obligation, directly or indirectly, to reimburse or otherwise compensate the Affiliate for paying these expenses.

From time to time, the Company receives client expense reimbursements and employee payroll withholdings related to benefits that were originally paid by the Affiliate. The Company also settles out of pocket travel and other expenses incurred by its employees and is reimbursed by the Affiliate for these in accordance with the Expense Sharing Agreement. The Company and the Affiliate settle any balances owed by one party to the other through periodic payments. During the year ended December 31, 2019, the Company received client expense reimbursements of $0 and employee payroll withholdings related to benefits that were originally paid by the Affiliate of $6,398. The amounts were settled with the Affiliate during the year ended December 31, 2019.

As of December 31, 2019, there was an amount payable to the Affiliate of $427, which has been included in accounts payable and accrued expenses on the balance sheet.

Lease Agreement

The Company entered into a month to month lease agreement with the Affiliate on October 1, 2013, which the Company will pay rent to the Affiliate of $7,000 per month. Rent expense was $84,000 for the year ended December 31, 2019. As the lease agreement is on a month to month basis and there are no legally enforceable obligations of the Company,

5. RELATED PARTY TRANSACTIONS (CONTINUED)

the Company elected not to recognize a right-of-use asset and a lease liability under the new lease accounting standard in accordance with FASB ASC 842-20-25-2.

Consulting Arrangements with Related Parties

The Company has a consulting agreement with BDA Partners Ltd., its Hong Kong based Parent.

The Parent, in connection with its subsidiaries, will perform work in Asia and Europe, from time to time, in connection with the Company's M&A engagements. A fee is paid to the Parent by the Company in relation to the volume of work performed by the Parent and subsidiaries, and the global profitability of the BDA group of companies, as determined each year. The fees, if any, are included in the income statement as part of related party expenses.

The Company performs M&A advisory work in the United States, from time to time, in connection with the Parent's M&A engagements. A fee is paid to the Company from the Parent in relation to the volume of work performed by the Company and the BDA group of companies, as determined each year. The M&A advisory revenue, if any, is included in the income statement as part of revenue. The Company earned fees from the Parent totaling $813,915, which is included in revenue, during the year ended December 31, 2019.

6. CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with a financial institution. The Company monitors the credit quality of the financial institution and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. There was approximately $85,000 in excess of insured limits as of December 31, 2019.

7. FAIR VALUE MEASUREMENTS

The Company follows the FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities.

As of December 31, 2019, none of the assets and liabilities were required to be reported at fair value on a recurring basis. Carrying values of non-derivative financial instruments, including cash, accounts receivable (including receivables from Parent), accounts payable and accrued expenses, approximate their fair values due to the short term nature of these

7. FAIR VALUE MEASUREMENTS (CONTINUED)

financial instruments. There were no changes in methods or assumptions during the years ended December 31, 2019.

8. RETIREMENT PLAN

The Company offers a defined contribution qualified 401(k) plan for eligible employees, who have attained a minimum of six months of service and who are at least 21 years of age. Employees may contribute to the plan an amount ranging from 1% to 92% of their compensation with a maximum of $19,000 for 2019. Participants who will have reached the age of 50 before the close of the plan year are eligible to make up to $6,000 of additional contributions. The Company provides a matching contribution of 100% of the first 3% of employee contributions for the year, plus 50% of employee deferrals that exceed 3% but do not exceed 5% of total compensation for the year. Employee contributions and Company matching contributions are invested at the direction of the employee into one or more of the plan's investment funds. The Company's total matching contributions were $23,742 for the year ended December 31, 2019.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2020, the date on which these statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

BDA ADVISORS INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:	
Total shareholder's equity	$ 334,748
Deductions and/or charges:	
Non-allowable assets:	
Prepaid taxes	(15,305)
Net capital before haircuts on securities positions	319,443
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 319,443
AGGREGATE INDEBTEDNESS:	
Items included in the balance sheet:	
Accounts payable and accrued expenses	$ 15,112
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required based on AI (6-2/3% of aggregate indebtedness)	$ 1,007
Minimum net capital required	$ 5,000
Excess net capital	$ 314,443
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 313,443
Percentage of aggregate indebtedness to net capital is	5%

There are no material differences between the preceding computation and the Company's amended corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019 filed on February 26, 2020.

See report of independent registered public accounting firm.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and
Stockholder of BDA Advisors Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by BDA Advisors Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of BDA Advisors Inc. for the year ended December 31, 2019, solely to assist you and SIPC in evaluating BDA Advisors Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. BDA Advisors Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

WEI WEI & CO., LLP

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on BDA Advisors Inc.'s compliance with the applicable instructions of the Form SIPC-7, for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of BDA Advisors Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wei Wei & Co. LLP

Flushing, New York
February 27, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2*******367*******************ALL FOR AADC 100
69049 FINRA DEC
BDA ADVISORS INC
1270 AVENUE OF THE AMERICAS STE 2901
NEW YORK, NY 10020-0023

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,851

B. Less payment made with SIPC-6 filed (exclude interest) (1,417)

9/6/19
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 434

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 434

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $ 434

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BDA Advisors Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 2020.

CFO & FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,233,915

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 1,233,915

2e. General Assessment @ .0015 $ 1,850.87

(to page 1, line 2.A.)

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of BDA Advisors Inc.

We have reviewed management's statements, included in the accompanying Exemption from SEC Rule 15c3-3, in which (1) BDA Advisors Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BDA Advisors Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) BDA Advisors Inc. stated that BDA Advisors Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. BDA Advisors Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BDA Advisors Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
February 27, 2020

BDA

Assertions Regarding Exemption Provisions

We, as members of management of BDA Advisors Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements require a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is a review report prepared by an independent registered public accounting firm based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

BDA Advisors Inc.

By: ______________________

William R. Pullano, FINOP

February 27, 2020

1270 Avenue of the Americas, Suite 2901, New York NY 10020
Tel: 212 265 5300 | Fax: 212 265 4300